SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on April 17, 2020.

By letter dated April 17, 2020 The Company released a material fact, in compliance with the provisions set forth in the Decree 297/2020 and its modifications through Decrees 325 and 355/2020 enacted by the National Executive Power, whose objective is to minimize the risks of spreading the virus and to protect public health, to inform its shareholders and the market in general, that our agricultural operations continue to develop normally as agricultural production is an essential activity to guarantee food supplies.

However, given the emergency situation that the countries of the region where we operate are passing through (Argentina, Bolivia and through Brasilagro, Brazil and Paraguay), the Company has taken great care and carried out the following measures to prevent the risk of contagion:

■
Preparation of distance protocols, temperature controls, strict hand washing, use of face masks, chinstraps, and gloves.
■
Implementation of controls at the accesses to the fields carried out by nurses and / or surveillance personnel.
■
Suspension of trips and technical visits to the fields. The monitoring of the campaign is carried out virtually.
■
Since the isolation was decreed, the transportation of the employees who live near the fields has not been affected. Some work carried out by third parties is now provided by employees, due to less accessibility.

The urban property business, through our investment in IRSA, has been mainly affected by the suspension of the operations of its shopping malls and hotels until the end of the period of social, preventive, and compulsory isolation. This may generate a negative impact on the Company’s results, which to date have not yet been quantified, without prejudice to which we are constantly monitoring activities to minimize potential losses.

The Company keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, and will be constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
April 17, 2020